

May 11, 2016

By E-Mail

Peter D. Fetzer, Esq.
Foley & Lardner LLP
777 East Wisconsin Avenue, Suite 3800
Milwaukee, WI 53202

> **Re:** **Financial Institutions, Inc.**
> **Revised Preliminary Proxy Statement**
> **Filed on May 11, 2016 by Clover Partners, L.P., et. al.**
> **File No. 000-26481**
>
> **Soliciting Materials filed pursuant to Rule 14a-12 on April 29, 2016**
> **Filed by Clover Partners, L.P., et. al.**
> **File No. 000-26481**

Dear Mr. Fetzer:

We have reviewed your filing and response letters and have the following comments.

Revised Preliminary Proxy Statement

1.   We reissue prior comment 4. We note that the supplemental support your provided does not support your assertion.

Soliciting Materials

2.   We note your response to prior comment 2. Please file the revised letter to shareholders.

Please direct any questions to me at (202) 551-3619.


Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions
